Exhibit 1

CONSENT AND THIRD AMENDMENT TO CREDIT AGREEMENT

THIS CONSENT AND THIRD AMENDMENT TO CREDIT AGREEMENT (this “Amendment”), is made and entered into as of October 2, 2007 (the “Effective Date”), by and among (i) PALACE ENTERTAINMENT HOLDINGS, INC. (“Holdings”), (ii) FESTIVAL FUN PARKS, LLC and the other Borrowers signatory thereto (sometimes collectively referred to herein as the “Borrowers” and individually as a “Borrower”), (iii) the other Credit Parties signatory hereto, and (iv) GENERAL ELECTRIC CAPITAL CORPORATION, a Delaware corporation, for itself, as a Lender, and as Agent for the Lenders parties from time to time to the Credit Agreement described below (“Agent”).

W I T N E S S E T H:

WHEREAS, Holdings, the Borrowers, the Lenders and the Agent are parties to that certain Credit Agreement, dated as of April 12, 2006 (as amended or otherwise modified prior to the date hereof, the “Existing Credit Agreement”; and as amended by this Amendment referred to herein as the “Amended Credit Agreement”). Capitalized terms used herein and not otherwise defined herein shall have the meanings given such terms in the Amended Credit Agreement; and

WHEREAS, Holdings, Borrowers, the Lenders and the Agent desire to make certain amendments to the Credit Agreement, and Borrowers seek the consent of Agent and Lenders under the Credit Agreement, in each case in accordance with, and subject to the terms and conditions set forth in, this Amendment.

NOW, THEREFORE, in consideration of the premises, the covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto do hereby agree, subject to Section 7, as follows.

1.             Consent.    Subject to the terms and conditions of this Agreement, the Agent and the undersigned Lender hereby consent to the Change of Control (as defined in the Existing Credit Agreement) arising from the sale by the Sponsor (as defined in the Existing Credit Agreement) of the Stock of Holdings to Centaur (as defined below) (such sale referred to as the “Sale Transaction”) and waive any Event of Default that would otherwise occur as a result of such Change of Control; provided that the foregoing consent and waiver shall be void ab initio and of no force and effect if immediately after giving effect to the Sale Transaction, (i) Holdings is not the direct or indirect parent company of the other Borrowers and the other Credit Parties, (ii) Holdings and its Subsidiaries have changed any of their respective legal names or their jurisdictions of incorporation, have dissolved or otherwise ceased to maintain their legal existence or have merged with any other Person, or any Change of Control (as such term is defined in the Amended Credit Agreement) will occur.

2.            Amendments to the Credit Agreement. Subject to the terms and conditions of this Amendment, the Credit Agreement shall be amended as follows:

(a)           Amendments to Annex A of the Credit Agreement.

(i)            The definition of “EBITDA” is hereby deleted in its entirety and replaced in its entirety with the following:

“EBITDA” means, with respect to any Person for any fiscal period, without duplication, an amount equal to (a) consolidated net income of such Person for such period, determined in accordance with GAAP, minus (b) the sum of (i) income tax credits, (ii) interest income, (iii) gain from extraordinary items for such period, (iv) any aggregate net gain (but not any aggregate net loss) during such period arising from the sale, exchange or other disposition of capital assets by such Person (including any fixed assets, whether tangible or intangible, all inventory sold in conjunction with the disposition of fixed assets and all securities), and (v) any other non-cash gains that have been added in determining consolidated net income, in each case to the extent included in the calculation of consolidated net income of such Person for such period in accordance with GAAP, but without duplication, plus (c) the sum of (i) any provision for income taxes, (ii) Interest Expense, (iii) loss from extraordinary items for such period, (iv) depreciation and amortization for such period, including, without limitation, any amortization of any write-up of leases arising from purchase accounting in accordance with GAAP, (v) non-cash amortized debt discount and lease valuation adjustments for such period, (vi) the amount of any non-cash deduction to consolidated net income as the result of any grant to any members of the management of such Person of any Stock, (vii) sale-leaseback cash payments (to the extent included in the calculation of consolidated net income of such Person for such period in accordance with GAAP), (viii) the sum of: (A) all non-cash charges (including impairment of goodwill and PP&E, and amortization of D&O and representations and warranties insurance premiums); (B) payments made pursuant to the Sponsor Management Agreement to the extent the payment of such amounts are expressly permitted under this agreement and do not exceed $1,000,000 in any Fiscal Year; (C) restructuring charges (including but not limited to relocation expenses, temporary housing expenses for new hires, severance payments and associated legal fees) not to exceed (1) $3,000,000 for the Fiscal Year of 2007, (2) $1,500,000 for Fiscal Year of 2008, and (3) $500,000 for each Fiscal Year thereafter; (D) non-capitalized acquisition costs up to $400,000 in any Fiscal Year; (E) gain or loss on sale of assets; (F) non-recurring costs associated with dispositions or financings (including, without limitation, any loss arising from the acquisition of any securities or of extinguishment of any Indebtedness); (G) impairment charges; (H) any extraordinary and non-recurring expenses or losses (including but not limited to one-time housing costs related to the international hiring program); (I) cumulative effect of changes in accounting principles; (J) expenses or losses arising out of or incurred due to hurricanes, windstorms or earthquakes to the extent not reimbursed in such period or reimbursable with the proceeds of insurance; (K) losses with respect to obligations under hedging agreements to the extent such hedging agreements do not violate this Agreement; (L) proceeds from business interruption insurance; (M) legal fees and expenses related to claims, pending or threatened litigation and other actions, including but not limited to the Steven Crowley complaint and legal and professional fees related to employee and officer terminations, the condemnation proceeding relating to a portion of real estate located at Riverside Park and other matters, provided that the total amount of all such legal and professional expenses in this clause (M) do not exceed in the aggregate $500,000; (N) the impact of implemented annualized cost savings (including but not limited to corporate staff reductions and park level fixed labor reductions), provided that such items (1) are incurred during the Fiscal Year ended 2007, (2) relate to terminations of specific employees as identified in a writing given by Borrower Representative to Agent at the time of delivery of the Compliance Certificate delivered to Agent pursuant to Annex E, and (3) do not exceed in the aggregate $500,000; in each case (including in the case of each of subclauses (i)-(viii) of clause (c) above) to the extent included in the calculation of consolidated net income of such Person for such period in accordance with GAAP, but without duplication. For purposes of this definition, the following items shall be excluded in determining consolidated net income of a Person: (1) the income (or deficit) of any other Person accrued prior to the date it became a Subsidiary of, or was merged or consolidated into, such Person or any of such Person’s Subsidiaries; (2) the income (or deficit) of any other Person (other than a Subsidiary) in which such Person has an ownership interest, except to the extent any such income has actually been received by such Person in the form of cash dividends or distributions; (3) the undistributed earnings of any Subsidiary of such Person to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary is not at the time permitted by the terms of any contractual obligation or requirement of law applicable to such Subsidiary; (4) any non-cash restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of income accrued during such period; (5) any write-up of any asset; (6) any net gain from the collection of the proceeds of life insurance policies; (7) any net gain arising from the acquisition of any securities, or the extinguishment, under GAAP, of any Indebtedness, of such Person; (8) in the case of a successor to such Person by consolidation or merger or as a transferee of its assets, any earnings of such successor prior to such consolidation, merger or transfer of assets; and (9) any deferred credit representing the excess of equity in any Subsidiary of such Person at the date of acquisition of such Subsidiary over the cost to such Person of the investment in such Subsidiary; provided that, with respect to the Borrower and its consolidated Subsidiaries, EBITDA shall be deemed to be the following amounts for the following Fiscal Quarters, provided that EBITDA in respect of the Waterworld water park in Sacramento shall be deemed to be the following amounts for the following fiscal quarters:  (1) Fiscal quarter ended March 31, 2006, -$700,754; (2) Fiscal Quarter ended June 20, 2006, $167,406; (3) Fiscal quarter ended September 30, 2006, $1,476,079; (4) Fiscal quarter ended December 31, 2006, - $420,542. In connection with any Permitted Acquisition, the EBITDA of the Target for the trailing twelve months most recently ended immediately preceding the consummation of such Permitted Acquisition shall be included on a pro forma basis solely for purposes of determining compliance with the Financial Covenants, provided that any pro forma adjustments to such Target EBITDA shall (1) have been reviewed by independent certified public accountants of nationally recognized standing, or (2) have been found acceptable by the Agent.

(ii)           The definition of “Restricted Payment” is hereby amended by deleting clause (c) and substituting in lieu thereof the following new clause (c) to read in its entirety as follows:

(c) any payment or prepayment of principal of, premium, if any, or interest, fees or other charges on or with respect to, and any redemption, purchase, retirement, defeasance, sinking fund or similar payment and any claim for rescission with respect to, any Subordinated Debt, the Sponsor Loan  or any Senior Unsecured Debt (except (x) in the case of Senior Unsecured Debt, regularly scheduled payments of principal and interest pursuant to the terms of the Senior Unsecured Note Documents as in effect on the Closing Date, and (y) in the case of Sponsor Loan, regularly scheduled payments of interest pursuant to the terms of the Sponsor Subordinated Note as in effect on the initial date of issuance thereof to the extent and only to the extent such payments are expressly permitted to be made pursuant to Section 6.13 hereof);

(iii)          The definition of “Senior Unsecured Notes” is hereby amended by deleting the definition in its entirety and replacing it in its entirety with the following:

“Senior Unsecured Notes” means those certain 10 7/8% Senior Notes due 2014 issued by Festival and Palace Finance in an aggregate original principal amount of up to $150,000,000, together with any such notes issued in replacement or substitution thereof.

(iv)          The definition of “Sponsor” is hereby amended by deleting the definition in its entirety and replacing it in its entirety with the following:

“Sponsor” means Centaur and its Affiliates (other than Credit Parties).

(v)           The definition of “Sponsor Management Agreement” is hereby amended by deleting the definition in its entirety and replacing it in its entirety with the following:

“Sponsor Management Agreement” means the management agreement entered into between Centaur and/or its Affiliates and Holdings on or after the Third Amendment Effective Date.

(vi)          The definition of “Stated Maturity Date” is hereby amended by deleting the definition in its entirety and replacing it in its entirety with the following:

“Stated Maturity Date” means the earlier of (a) the stated maturity date of the Senior Unsecured Notes, (b) the stated maturity date of the Sponsor Subordinated Note, and (c) December 1, 2009.

(vii)         Annex A of the Credit Agreement is further amended by adding the following new terms in the applicable alphabetical order:

“Centaur” means Centaur Holdings United States, Inc., a Delaware Corporation.

“Sponsor Loan” means an unsecured subordinated loan made by Sponsor to Holdings on or after the date hereof, as evidenced and governed by a subordinated note, in form and substance reasonably satisfactory to Agent (together with any notes issued in substitution or replacement thereof, the “Sponsor Subordinated Note”), the proceeds of which are to be used solely for the repayment of any Senior Unsecured Notes held by any holders thereof (other than any Credit Parties) which are tendered for payment by such holders as a result of the occurrence of the Change of Control (as such term is defined in the Credit Agreement as in effect prior to the Second Amendment Effective Date) and any required offer by Holdings to purchase such Senior Unsecured Notes as a result of such Change of Control.

“Sponsor Loan Interest Cap” means as of any date of determination, an amount equal to the total amount of cash interest paid on the Senior Unsecured Debt for the twelve (12) consecutive Fiscal Months ended immediately prior to the Third Amendment Effective Date.

“Sponsor Subordinated Note” shall have the meaning ascribed to such term under the definition of Sponsor Loan.

“Sponsor Subordination Agreement” means a subordination agreement between Agent and Sponsor in form and substance reasonably satisfactory to Agent.

“Third Amendment Effective Date” means October 2, 2007.

“Third Amendment” means that certain Consent and Third Amendment to the Credit Agreement dated as of the Third Amendment Effective Date among Borrowers, Agent and Lenders.

(b)           Amendment to Annex G of the Credit Agreement.

Paragraph (a) of Annex G to the Credit Agreement is hereby amended by deleting the entire text following first proviso appearing in said paragraph (a) in its entirety and replacing it in its entirety with the following new text:

; provided, however, that the amount of permitted Capital Expenditures referenced above will be increased in any Fiscal Year by the positive amount equal to the lesser of (i) 50% of the amount (if any), equal to the difference obtained by taking the Capital Expenditures limit specified above for the immediately prior Fiscal Year period minus the actual amount of any Capital Expenditures expended during such immediately prior Fiscal Year; and (ii) $5,000,000, (the “Carry Over Amount”), and for purposes of measuring compliance herewith, the Carry Over Amount shall be deemed to be the last amount spent on Capital Expenditures in that succeeding year. Solely for purposes of determining compliance with this Financial Covenant, Capital Expenditures made during any Fiscal Year shall not be deemed to include any Capital Expenditures to the extent funded with (x) cash equity contributions provided by Sponsor or any other Person to Holdings for such purpose during such Fiscal Year, provided that neither Holdings nor any other Credit Party has any obligation at any time to repay any such equity contributions, (y) any Capital Expenditures constituting reinvestments from the proceeds of any asset sales or Recovery Events made in compliance with the reinvestment provisions set forth in Section 1.3(b)(ii) and made during such Fiscal Year, or (z) any Capital expenditures to the extent and only to the extent that Borrowers have been reimbursed in cash for such Capital Expenditures during such Fiscal Year from a Person other than a Credit Party, and neither Holdings nor any other Credit Party has any obligation at any time to repay any such cash reimbursements of Capital Expenditures.

(c)           Amendment to Section 6.3(a) of the Credit Agreement. Section 6.3(a) of the Credit Agreement is hereby amended by changing the reference in clause (xi) thereof to refer to clause (xii) and by adding new clause (xi) to read in its entirety as follows:

(xi) Indebtedness incurred by Holdings under the Sponsor Loan, provided that (A) such Indebtedness shall at all times be unsecured and evidenced by the Sponsor Subordinated Note, (B) such Indebtedness shall have a stated maturity date on or after the Stated Maturity Date, (C) the proceed of such Indebtedness will be used solely for the repayment of any Senior Unsecured Notes held by any holders thereof (other than any Credit Parties) which are tendered for payment by such holders as a result of the occurrence of the Change of Control (as such term is defined in the Credit Agreement as in effect prior to the Second Amendment Effective Date), (D) all payments in respect of such Indebtedness shall at all times be subject to the Sponsor Subordination Agreement and Section 6.13 hereof, and (E) none of the  payments in respect of such Indebtedness shall at any time be guaranteed by any Borrower or Subsidiary thereof, and no Borrower or Subsidiary thereof shall at any time provide any credit support of any nature whatsoever in respect of such Indebtedness.

(d)           Amendment to Section 6.3(a) of the Credit Agreement. Section 6.3(a) of the Credit Agreement is hereby further amended by deleting clause (vii)(A) thereof in its entirety and substituting in lieu thereof the following new clause (vii)(A) to read in its entirety as follows:

(vii)(A) unsecured Indebtedness of Festival and Palace Finance in respect of the Senior Unsecured Notes in an aggregate principal amount at any time outstanding not to exceed $150,000,000 (less the amount of any repayments of principal of Senior Unsecured Notes made after the Closing Date, including without limitation any repayments made from the proceeds of the Sponsor Loan);

(e)           Amendments to Section 6.13 of the Credit Agreement.

Section 6.13 of the Credit Agreement is hereby amended by adding new clauses (k) and (l) thereto to read in its entirety as follows:

(k) regularly scheduled cash interest payments on the Sponsor Loan, provided that (i) the sum of the total amount of all such cash interest payments in respect of the Sponsor Loan during any period of twelve consecutive Fiscal Months plus the total amount of cash interest paid on any Senior Unsecured Debt during any such period of twelve consecutive Fiscal Months, shall not exceed an amount equal to the Sponsor Loan Interest Cap, (ii) no Default or Event of Default exists or would result therefrom, and (iii) such payments are at all times subject to the Sponsor Subordination Agreement, and (l) dividends and distributions by Borrowers to Holdings, provided that the amount of such dividends and distributions do not at any time exceed the amount of regularly scheduled cash interest payments on the Sponsor Loan that are then due under the Sponsor Subordinated Note and that are expressly permitted to be paid under Section 6.13 and the Sponsor Subordination Agreement.

(f)            Amendment to Section 6.18(a) of the Credit Agreement.

Section 6.18(a) is hereby amended by adding new sentence at the end thereof to read in its entirety as follows:

In addition, no Credit Party shall change, restate, supplement, amend or otherwise modify any of the terms or provisions of the Sponsor Subordinated Note after the initial date of issuance thereof if the effect of such amendment would be to (i) increase the cash interest rate charged thereunder, or change the redemption, prepayment or repayment provisions of the Sponsor Loan or the Sponsor Subordinated Note (other than to extend the dates therefor or to reduce the interest or principal payable in connection therewith), (ii) grant any security or collateral to secure payment of the Sponsor Loan, or (iii) change or amend any other terms or provisions of the Sponsor Loan or the Sponsor Subordinated Note if such change or amendment, individually or in the aggregate, would materially increase the obligations of the Credit Party thereunder or confer additional material rights on the lenders under the Sponsor Loan in a manner adverse to any Credit Party, Agent or any Lender.

3.             No Other Amendments. Except for the consent and amendments expressly set forth and referred to in Section 1 and 2 hereof, the Credit Agreement shall remain unchanged and in full force and effect. Nothing in this Amendment is intended or shall be construed to be a waiver or novation of any Obligations or any part of the Credit Agreement or any of the other Loan Documents or to affect, modify or impair the continuity or perfection of the Agent’s Liens under the Collateral Documents.

4.             Representations and Warranties. To induce the Lenders and the Agent to enter into this Amendment, Holdings and each of the Borrowers hereby warrants, represents and covenants to and with to the Lenders and the Agent that: (a) Holdings and each of the Borrowers has the corporate or organizational power and authority (i) to enter into this Amendment and (ii) to do all acts and things as are required or contemplated hereunder to be done, observed and performed by it; (b) this Amendment has been duly authorized, executed and delivered by Holdings and each Borrower; (c) after giving effect to this Amendment, no Default or Event of Default has occurred and is continuing as of this date; and (d) after giving effect to this Amendment, all of the representations and warranties made by the Credit Parties in the Credit Agreement are true and correct in all material respects on and as of the date of this Amendment (except to the extent that any such representations or warranties expressly referred to a specific prior date and except for changes therein expressly permitted or expressly contemplated by the Credit Agreement or the other Loan Documents). Any breach in any material respect by Holdings or any Borrower of any of its representations, warranties and covenants contained in this Section 4 shall be an Event of Default under the Credit Agreement.

5.             Ratification and Acknowledgment. Each of the Holdings and Borrowers hereby ratifies and reaffirms each and every term, covenant and condition set forth in the Credit Agreement and all other Loan Documents executed or delivered by such Credit Party.

6.             Waiver, Release and Disclaimer. To induce the Lenders and the Agent to enter into this Amendment, each of Holdings and the Borrowers hereby waives and releases any claim, defense, demand, action or suit of any kind or nature whatsoever against the Lenders or the Agent or their respective Affiliates, and each such Persons’ respective officers, directors, partners, trustees, shareholders, agents, attorneys, advisors and employees, arising on or prior to the date of this Amendment in connection with the Credit Agreement or any of the other Loan Documents, or any of the transactions contemplated thereunder, except that this Section 5 shall not waive or release any of the Lenders’ or Agent’s contractual obligations under the Credit Agreement or any of the other Loan Documents.

7.             Conditions to Effectiveness. The consent and amendments of the Credit Agreement set forth in Section 1 and 2 of this Amendment shall not become effective unless and until the Agent has received (a) one or more counterparts of this Amendment, duly executed, completed and delivered by Holdings, each Borrower, the other Credit Parties and GE Capital, as Agent and Lender, (b) Agent has received a copy of the final stock purchase agreement relating to the Sale Transaction, together with all other agreements, documents and instruments relating to the Sale Transaction, each in form and substance satisfactory to Agent, (c) Agent has received payment in immediately available funds of all fees due and payable under that certain Fee Letter dated the date hereof between GE Capital, Holdings and Borrower Representative, and (d) the Sale Transaction has been consummated in accordance with the stock purchase agreement relating thereto in the form previously provided to GE Capital.

8.             Reimbursement of Expenses. The Borrowers hereby jointly and severally agree to reimburse the Agent on demand for all reasonable fees and reasonable out-of-pocket costs and expenses (including without limitation the reasonable and actual fees and expenses of its counsel) incurred by the Agent in connection with the negotiation, documentation and consummation of this Amendment and the other documents executed in connection herewith and the transactions contemplated hereby.

9.             Governing Law. THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK FOR CONTRACTS TO BE PERFORMED ENTIRELY WITHIN SAID STATE AND ANY APPLICABLE LAWS OF THE UNITED STATES OF AMERICA.

10.           Severability of Provisions. Any provision of this Amendment which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction. To the extent permitted by applicable law, each Credit Party hereby waives any provision of law that renders any provision hereof prohibited or unenforceable in any respect.

11.           Counterparts. This Amendment may be executed in any number of several counterparts, all of which shall be deemed to constitute but one original and shall be binding upon all parties, their successors and permitted assigns.

12.           Entire Agreement. The Credit Agreement as amended through this Amendment embodies the entire agreement between the parties hereto relating to the subject matter thereof and supersedes all prior agreements, representations and understandings, if any, relating to the subject matter thereof.

13.           No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Amendment. In the event an ambiguity or question of intent or interpretation arises, this Amendment shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Amendment.

[Signature pages follow]

IN WITNESS WHEREOF, the parties have caused this Consent and Third Amendment to Credit Agreement to be duly executed by their respective officers or representatives thereunto duly authorized, as of the date first above written.

HOLDINGS:

PALACE ENTERTAINMENT HOLDINGS, INC.

By:	/s/ Cynthia P. Kellogg
Name:	Cynthia P. Kellogg
Title:	Chief Financial Officer

BORROWERS:

FESTIVAL FUN PARKS, LLC
SPLISH SPLASH AT ADVERTURELAND, INC.
FAMILY FUN CENTER HOLDINGS, LLC
SMARTPARKS – SAN JOSE, INC.
SMARTPARKS – RIVERSIDE, INC.
SMARTPARKS – SAN DIMAS, INC.
RAGING WATERS GROUP, INC.
SMARTPARKS – CAROLINA, INC.
SMARTPARKS – FLORIDA, INC.
SMARTPARKS – SILVER SPRINGS, INC.
PALACE MANAGEMENT COMPANY, LLC

By:	/s/ Cynthia P. Kellogg
Name:	Cynthia P. Kellogg
Title:	Chief Financial Officer

AGENT:

GENERAL ELECTRIC CAPITAL CORPORATION, as a Lender and as Agent

By:	/s/ Jason A. Soto
Name:	Jason A. Soto
Its Duly Authorized Signatory

[Signature Page to Consent and Third Amendment to Credit Agreement]

The following Persons are signatories to this Consent and Third Amendment to Credit Agreement in their capacity as Credit Parties and not as Borrowers.

PALACE FINANCE, INC.

By:	/s/ Cynthia P. Kellogg
Name:	Cynthia P. Kellogg
Title:	Chief Financial Officer

WET ‘N WILD NEVADA, INC.
By:	/s/ Cynthia P/ Kellogg
Name:	Cynthia P. Kellogg
Title:	Chief Financial Officer

[Signature Page to Consent and Third Amendment to Credit Agreement]